Exhibit 99.1

ASX Announcement 28 April 2023

Advanced Health Intelligence Limited

Secures Convertible Note Facility

Advanced Health Intelligence Limited (ASX/NASDAQ:AHI) (“Advanced Health Intelligence”, “AHI” or the “Company”) wishes to advise shareholders that the Company has placed AUD$1,976,000 via a convertible note offering to sophisticated investors.

The key terms of the convertible note facility are set out below:

Maturity Date	36 months from the date of signing
Interest	Interest accrues on the principal amount of the notes at a rate of 8% per annum (calculated daily) and is compounded quarterly in arrears (all payable in cash on maturity or conversion as set out below)
Repayment	The investors may elect to redeem the outstanding principal and interest on the notes in cash on the Maturity Date, if the notes have not been converted into shares earlier.
Conversion

At any time after the earlier of 6 months from their date of issue and the date that the Company’s share price trades at a minimum of AUD$0.50, a noteholder may elect to convert the principal amount of the notes into shares in the Company at the higher of:

•      $0.50 per share; and

•      25% discount to the volume weighted average price for Advanced Health Intelligence shares traded on ASX for the 10 trading days up to and including the trading day before conversion.

Early repayment	At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. At that time, the investors may elect to convert the outstanding principal amount of the notes into Advanced Health Intelligence shares at the proposed capital raising price. Should AHI exercise its ability to redeem the note investment, AHI will pay a 10% early repayment fee on the outstanding note funds and interest.
Security	The notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.
Other terms	The notes are otherwise on customary terms and conditions.

The Company intends to raise up to USD$10,000,000 under the facility, and this amount is the first funding to be received from investors from active negotiations. The Company has a number of parties currently in discussions regarding the balance being sought.

The proceeds received from the Convertible Notes will be applied toward the Company’s working capital requirements. The Company will be utilising its placement capacity under Listing Rule 7.1 for the convertible notes to be issued pursuant to the terms of the facility. An Appendix 3B will be issued in a separate release, following the release of this announcement.

AHI CEO, Scott Montgomery, said, “We are currently in discussions with several parties that have expressed interest in participating in the current round, and we look forward to closing the balance of the funding under the facility in the near future. Allowing AHI to continue executing on our growth and revenue objectives”.

AHI Founder and Head of Strategy, Vlado Bosanac, said, “Securing a convertible note financing on these terms demonstrates investors’ confidence in the Company’s go forward strategy and ability to achieve value creating events that will ultimately result in share price improvement”.

Advanced Health Intelligence Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 28 April 2023

The Board of Advanced Health Intelligence Limited has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Limited E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Limited E: admin@ahi.tech

About Advanced Health Intelligence Limited

Advanced Health Intelligence Limited (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates;

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech